FILED BY FLUSHING FINANCIAL CORP. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED SUBJECT COMPANY: EMPIRE BANCORP, INC. FILER’S COMMISSION FILE NUMBER: 001-33013

Empire Bancorp, Inc. Acquisition Employee Announcement October 25, 2019

Acquisition Announcement Proud to jointly announce that Flushing Financial Corporation, the parent company of Flushing Bank, has entered into an agreement to acquire Empire Bancorp, Inc., the parent company of Empire National Bank. Excited about the prospects of combining our two companies to benefit our customers, employees, and shareholders. The transaction is subject to customary closing conditions, including receipt of regulatory approval and approval of Empire Bancorp’s shareholders. The closing of the transaction is targeted for Q2 2020. Conversion is targeted for Q3 2020.

Background Flushing Financial/Flushing Empire Bancorp/Empire Bank National Bank Established 1929 Established 2008 Nasdaq listed; publicly traded since 1995 National bank NY State-chartered commercial bank $1 billion in assets $6.9 billion in assets $0.88 billion in deposits $4.9 billion in deposits 4 branches on Long Island 19 branches in Queens (8), Brooklyn (5), Nassau (1) and Suffolk (3) Manhattan (3) and Nassau County (3) 70+ employees 460+ employees Financial data as of June 30, 2019.

Expansion into Suffolk County Suffolk Nassau New York Queens Long Island Regional Banks Deposits 1 Kings $ in billions New York Community Bank $13.4 Signature Bank $5.6 Sterling Bancorp $5.2 Pro Forma Geographic Footprint People’s United Financial $4.0 New York City $2.5B 16 Bridge Bancorp $3.6 Deposits Branches Pro Forma Entity $3.4 Apple Financial Holdings $3.3 Nassau County $2.4B 4 Deposits Branches First of Long Island $3.0 $2.4 Suffolk County $0.9B 3 BankUnited $2.3 Deposits Branches $0.9 1 Long Island consist of Nassau and Suffolk Counties. Regional banks excludes banks with assets greater than $250 billion. $0.0 $5.0 $10.0 $15.0 2 Based of Financial Information as of June 30, 2019 Source: SNL Financial

Strategic Rationale Increase core deposits, with an emphasis on non-interest bearing DDA, and continue to improve funding mix • Lowers loan-to-deposit ratio • Lowers cost of funds Manage net loan growth and focus on yield with an emphasis on assets with the best risk-adjusted returns • Increased C&I opportunity • Complementary CRE capabilities Enhance core earnings power by improving scalability and efficiency through executional excellence • Opportunities for significant cost saves Profitable growth and expansion through new distribution channels and business lines • Attractive branch expansion in Suffolk County Manage credit risk • Grow loan portfolio while maintaining disciplined creditrisk management standards Remain well capitalized • Pro forma capital levels remain well above both required and target levels

Synergies There are some strong synergies between our two organizations, both culturally and operationally, that can be leveraged to build a stronger, more competitive organization. Relationship centric Community focus Expense management

Customer Impact Our most important collective objective is to ensure that this transaction has minimal impact on our customers and that there is consistent communication at all touchpoints. Employees will be provided with talking points to answer customer questions and ease concerns. Customers will be officially notified as the transaction progresses. Notifications will be posted in both branches and on websites.

Deal Closing Announcement Conversion (Legal Day 1) Operate as two institutions until Regulatory and Empire Operate as one combined regulatory and Empire Bancorp approval received entity shareholder approval is received. Transition teams to formulate Staff training Systems conversion project plans Employees remain focused on Transition teams begin to Branch integration their areas of responsibility execute project plans Leadership meeting to share Customer communications Aligned lending and banking insights and review best activities practices

Disclaimer In connection with the proposed merger, Flushing Financial will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Empire Bancorp and a Prospectus of Flushing Financial, as well as other relevant documents concerning the proposed transaction. Employees may read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Empire Bancorp and Flushing Financial at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Flushing’s and Empire’s website at www.flushingbank.com or www.empirenb.com under the respective tab “Investor Relations.” Empire Bancorp and Flushing Financial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Empire Bancorp in connection with the proposed merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.